UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 24 February 2025, London UK

GSK completes acquisition of IDRx, Inc.

GSK plc (LSE/NYSE: GSK) today announced that it has completed the acquisition of IDRx, Inc. (IDRx), a Boston-based, clinical-stage biopharmaceutical company dedicated to developing precision therapeutics for the treatment of gastrointestinal stromal tumours (GIST).

As announced previously1, the acquisition includes lead molecule IDRX-42, an investigational, highly selective tyrosine kinase inhibitor (TKI) that is designed to improve outcomes for patients with GIST. IDRX-42 has demonstrated activity against all clinically relevant primary and secondary KIT mutations, a key medical need in current GIST treatment. GIST typically presents in the gastrointestinal (GI) tract with 80% of cases driven by mutations in the KIT gene that lead to the growth, proliferation, and survival of tumour cells (primary or activating mutations).2 90% of patients treated in the first line develop new KIT mutations (secondary or resistance mutations) that typically lead to relapse with limited therapeutic options.3

Hesham Abdullah, Senior Vice President, Global Head Oncology R&D, GSK, said: "This acquisition adds to GSK's growing pipeline of targeted therapeutics for cancers originating in the gastrointestinal tract. We plan to advance IDRX-42 for second line treatment of gastrointestinal stromal tumours, where there are no approved treatments to effectively address all resistance mutations, and accelerate development in an earlier setting."

Financial Considerations
The total cash consideration for this acquisition amounts to up to $1.15 billion. This includes an upfront payment of $1 billion, with the possibility of an additional $150 million milestone payment contingent upon success-based regulatory approval. GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany.

About GIST
GIST represent the most prevalent form of soft tissue sarcoma, with an estimated annual global diagnosis of 80,000 to 120,000 patients.4 GIST commonly manifests in the GI tract, with approximately 80% of cases being attributed to mutations in the KIT gene.5 These mutations, known as primary or activating mutations in exons 9 and 11, drive the growth, proliferation, and survival of tumour cells. In the first line of treatment, around 90% of patients develop secondary or resistance mutations in exons 13 and 17 of the KIT gene, leading to relapse with limited therapeutic alternatives.6 Notably, there are currently no approved TKIs capable of effectively targeting the full range of clinically significant primary and secondary mutations in KIT.

About IDRX-42
IDRX-42 is a highly selective, investigational small molecule TKI designed to target all key KIT mutations in GIST. The U.S. Food and Drug Administration (FDA) has granted IDRX-42 Fast Track designation for the treatment of patients with GIST after disease progression on or intolerance to imatinib, and Orphan Drug designations for the treatment of GIST.

About IDRx
IDRx is a clinical-stage biopharmaceutical company dedicated to transforming cancer care with intelligently designed precision therapies. IDRx aims to address the limitations of today's precision cancer medicines with highly potent and selective targeted therapies to stop key tumour escape mechanisms and prolong response to therapy.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q4 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1 GSK enters agreement to acquire IDRx, Inc. - https://www.gsk.com/en-gb/media/press-releases/gsk-enters-agreement-to-acquire-idrx-inc/
2 Bauer S, George S, von Mehren M, Heinrich MC. Early and Next-Generation KIT/PDGFRA Kinase Inhibitors and the Future of Treatment for Advanced
Gastrointestinal Stromal Tumor. Front Oncol. 2021 Jul 12;11:672500.
3 Zhou S, Abdihamid O, Tan F, Zhou H, Liu H, Li Z, Xiao S, Li B. KIT mutations and expression: current knowledge and new insights for overcoming IM resistance in GIST. Cell Commun Signal. 2024 Feb 27;22(1):153
4 Søreide K, Sandvik OM, Søreide JA, Giljaca V, Jureckova A, Bulusu VR. Global epidemiology of gastrointestinal stromal tumours (GIST): A systematic review of population-based cohort studies. Cancer Epidemiol. 2016 Feb;40:39-46.
5 Bauer S, George S, von Mehren M, Heinrich MC. Early and Next-Generation KIT/PDGFRA Kinase Inhibitors and the Future of Treatment for Advanced
Gastrointestinal Stromal Tumor. Front Oncol. 2021 Jul 12;11:672500.
6 Zhou S, Abdihamid O, Tan F, Zhou H, Liu H, Li Z, Xiao S, Li B. KIT mutations and expression: current knowledge and new insights for overcoming IM resistance in GIST. Cell Commun Signal. 2024 Feb 27;22(1):153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 24, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc